40-33

T. ROWE PRICE ASSOCIATES, INC.

WWW.TROWEPRICE.COM

LEGAL DEPARTMENT

P.O. Box 89000
Baltimore, Maryland
21289-8220
Toll Free 800-638-7890
Fax 410-345-6575

04006718

January 22, 2004

United States Securities and
Exchange Commission
Attn: File Desk
450 Fifth Street, N.W.
Washington, DC 20549

Re: T. Rowe Price International Funds, Inc.
CIK 0000313212/ 811-2958

John Bilski v. T. Rowe Price International Funds, Inc., et al.
In the United States District Court for the Southern District of Illinois
Case No.: 03-772 GPM

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, please find the enclosed pleadings relative to the above-referenced matter:

Exhibit A:	Order (Extending time to Answer Complaint)
Exhibit B:	Order (Recusal of Judge Cohn)

Should you have any questions with regard to this matter, please call.

Very truly yours,

P. Gregory Williams
Senior Legal Analyst, Transfer Agent/Litigation
(410) 345-6721

Enclosure

cc: Lelia S. Holder

L:\LGL\USERS\LGL0465\WPDATA\LITIGATION\BILSKISECLTR2.doc

T.RowePrice
INVEST WITH CONFIDENCE

EXHIBIT A

United States District Court
for the Southern District of Illinois

John Bilski, individually and on behalf of all others similarly situated, Plaintiff, -against- AIM International Funds, Inc., AIM Advisors, Inc., INVESCO International Funds, Inc., INVESCO Funds Group, Inc., T. Rowe Price International Funds, Inc., and T. Rowe Price International, Inc., Defendants.	03-cv-772 GPM

Order

It Is Hereby Ordered that the Motion of Defendants AIM International Funds, Inc., A I M Advisors, Inc., INVESCO International Funds, Inc., INVESCO Funds Group, Inc., T. Rowe Price International Funds, Inc., and T. Rowe Price International, Inc. for Extension of Time to Answer or Otherwise Respond to Complaint to and including January 21, 2004 is hereby Granted.

So Ordered.

Date: Dec. 11, 2003

G. Patrick Murphy
G. Patrick Murphy
United States District Judge

EXHIBIT B

TOTAL P.02

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

2003

JOHN BILSKI, individually and on behalf of all others similarly situated,

Plaintiffs,

vs. Case No. 3:03-cv-772-GPM

AIM INTERNATIONAL FUNDS, INC., et al.,

Defendants.

ORDER

The Court for good cause hereby recuses himself in the above-entitled case. The matter is returned to the Clerk of Court for reassignment.

IT IS SO ORDERED.
DATED: December 18, 2003

GERALD B. COHN
United States Magistrate Judge

NOTE: New Magistrate assigned is Magistrate Judge Clifford J. Proud.